UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of June, 2009
1-15240
(Commission File Number)
JAMES HARDIE INDUSTRIES N.V.
(Translation of registrant’s name into English)
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): Not Applicable
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): Not Applicable
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable

Safe Harbor Statement	3
Exhibit Index	4
Signatures	5
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6

Safe Harbor Statement
The exhibit attached to this Form 6-K contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information - Risk Factors” beginning on page 6 of our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 8 July 2008, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company Statement, dated 24 June 2009

99.2	Management Presentation, dated 24 June 2009

99.3	Memorandum to Employees, dated 24 June 2009

99.4	Form of Customer Letter

99.5	Shareholder Information Line Script, dated 24 June 2009

99.6	Notification of briefing for proposed redomicile

The information set forth in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Report on Form 6-K are hereby incorporated by reference in to the Registrant’s Registration Statements on Form F-4 (Registration No. 333-160177) and Form S-8 (Registration Nos. 333-14036 and 333-153446).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.
Date: Wednesday, 24 June 2009	By:	/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company Statement, dated 24 June 2009

99.2	Management Presentation, dated 24 June 2009

99.3	Memorandum to Employees, dated 24 June 2009

99.4	Form of Customer Letter

99.5	Shareholder Information Line Script, dated 24 June 2009

99.6	Notification of briefing for proposed redomicile